ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX TO COMPLETE BROKERED PRIVATE PLACEMENT

WITH CANACCORD

Thursday, October 2, 2003, Vancouver, B.C.                Symbol “AKV”: TSX Venture Exchange

Acrex Ventures Ltd. is pleased to announce that  Canaccord Capital Corporation will now use its best efforts to complete a brokered private placement of 5,000,000 Units.  The placement was originally announced in the Company’s Release dated February 11, 2003.  The placement was partially closed in April and May – with 1,520,000 Units being sold at $0.22 per Unit to provide the Company with gross proceeds of $334,400.  The balance, being 3,480,000 Units, will now be proceeded with.

The purchasers will have the option of buying the Units on a flow-through basis – or on a non flow-through basis.  Units sold on a non flow-through basis will be $0.22 per Unit.  Units sold on a flow-through basis will be at $0.25 per Unit.  Each Unit will consist of 1 share of the Company and a half-warrant entitling the purchase of an additional non flow-through share within 18 months at $0.28 per share.

Canaccord will be paid commissions of 9% of the proceeds received from Unit sales and an administration fee.  Canaccord will also receive Units equal to 20% of the Units sold.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.